                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             Nuevo Energy Company
                             --------------------
                               (Name of Issuer)

                    COMMON STOCK, S.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  670509 10 8
                             -------------------
                                (CUSIP Number)

 Carol A. McCoy, 2001 Third Avenue South, Birmingham, AL 35233 (205) 325-4243
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 23, 1996
                           ------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages

                                 SCHEDULE 13D

CUSIP No. 670509 10 8

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.........................  Torchmark Corporation

     S.S. OR I.R.S. IDENTIFICATION
     NUMBERS OF ABOVE PERSONS...........................  63-0780404
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF
     A MEMBER OF A GROUP*
     (a) ...............................................  [ ]
     (b) ...............................................  [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY.......................................
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS....................................  00
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) ....................  [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION...............  Delaware
--------------------------------------------------------------------------------
  NUMBER OF    (7)  SOLE VOTING POWER...................  0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER ................  0
   OWNED BY    -----------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER..............  0
  REPORTING    -----------------------------------------------------------------
   PERSON      (10) SHARED DISPOSITIVE POWER............  0
    WITH
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON..............................  0
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES............................  [ ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11) ................................  0%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON...........................  HC
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Statement on Schedule 13D, filed jointly on April 19, 1996 by Torchmark Corporation ("Torchmark") and Torch Energy Advisors Incorporated ("Torch Energy"), relating to the beneficial ownership of common stock ("Common Stock") of Nuevo Energy Company ("Nuevo"), a corporation incorporated under the laws of the state of Delaware, is hereby supplemented as set forth below by Torchmark. Nuevo maintains its principal executive offices at 1331 Lamar, Suite 1600, Houston, Texas 77010.

Item 2. Identity and Background.

     On December 23, 1996, Torchmark sold all 1,275,000 shares of Common Stock of Nuevo (the "Shares") owned by it in a registered secondary offering. As a result of this transaction, Torchmark no longer owns any stock of Nuevo.

     This amendment to the Schedule 13D is filed by Torchmark to reflect the disposition of beneficial ownership of the Shares and the cessation of Torchmark's status as a Reporting Person under the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     Not applicable.

Item 5. Interest in Securities of the Issuer.

     (a) Not applicable.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) On December 23, 1996, Torchmark ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       TORCHMARK CORPORATION


                                       By: /s/ Carol A. McCoy
                                          -----------------------------
                                          Carol A. McCoy
                                          Associate Counsel